# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: FARMER BROTHERS CO, CIK 0000034563
CUSIP: 307675108
Title of class of securities: Common
Address of issuer's principal executive offices: 14501 N. FREEWAY, FORT WORTH, Texas (TX), 76177
Date of event which requires filing of this statement: 03/31/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0002057483

## Reporting persons
- JDB Investment Consulting, LLC: type of reporting person: other (OO); citizenship or place of organization: Florida (FL); sole voting power 1,659,002; shared voting power 0; sole dispositive power 1,659,002; shared dispositive power 0; aggregate amount beneficially owned 1,659,002 (7.8% of the class)

## Item 1. Issuer
Name of issuer: FARMER BROTHERS CO
Address of issuer's principal executive offices: 14501 N. FREEWAY, FORT WORTH, TEXAS, 76177

## Item 2. Person Filing
Name of person filing: JDB Investment Consulting, LLC
Address of principal business office or, if none, residence: 4850 Tamiami Trail North - Suite 301, Naples, FL 34103
Citizenship: USA

## Item 4. Ownership
Amount beneficially owned: 1,659,002
Percent of class: 7.77%
Sole power to vote or to direct the vote: 1,659,002
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 1,659,002
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- JDB Investment Consulting, LLC: Jonathan Drew Burke, Managing Member (04/29/2025)